FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Clarifications regarding CVM/B3 inquires

Companhia Brasileira de Distribuição (“GPA” or the “Company”), in response to Official Letter No. 72/2025/CVM/SEP/GEA-2, dated April 11, 2025 (“Official Letter”), hereby presents, through this Notice to the Market, the clarifications requested by the Brazilian Securities and Exchange Commission (“CVM”), including those related to the news articles published on the Pipeline/Valor Econômico news portal on April 8, 2025, in Veja on February 16, 2025, and in Economic News Brasil on February 17, 2025, on the World Wide Web, titled, respectively, “At GPA, Rafael Ferri Also Wants a Seat on the Board”, “Coelho Diniz Supermarket Chain Launches an Offensive Against GPA” and “Coelho Diniz Supermarket May Soon Take Control of Grupo Pão de Açúcar” (the “News Articles”).

For greater clarity and pursuant to the instructions provided for in the Official Letter, its contents are transcribed below:

Official Letter No. 72/2025/CVM/SEP/GEA-2

Rio de Janeiro, April 11, 2025

To

Mr. Rafael Sirotsky Russowsky

Investor Relations Officer of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Tel.: +55 (11) 3886-0024

E-mail: gpa.ri@gpabr.com

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for Clarifications – News Articles

Dear Officer,

1. Reference is made to the news article published on the Pipeline/Valor Econômico website on April 8, 2025, entitled “At GPA, Rafael Ferri Also Wants a Seat on the Board”, which reads as follows:

At GPA, Rafael Ferri Also Wants a Seat on the Board

After the arrangement between Tanure, Casino, and Iabrudi, the board seats have become even more contested

By Maria Luíza Filgueiras — São Paulo

April 8, 2025, 7:24 p.m.

Investor Rafael Ferri, former partner of TC and founding partner of GTF Capital, will request cumulative voting in the Pão de Açúcar board election and wants to put his own name forward, Pipeline has learned. Ferri has already sent GPA the required documentation. He directly holds 1.5 percent of the retailer but is joining forces with funds that together hold about 8 percent of the Company, including indirect ownership.

The Coelho Diniz group, which is close to a 7 percent stake through various funds, is also considering a nomination. The slate already put forward by Trustee resulted from an alignment among GPA’s three largest shareholders: French group Casino, businessman Nelson Tanure, and investor Ronaldo Iabrudi.

The board’s term ran until 2026, but Tanure, who recently built a sizable stake, requested a new election so that he could secure two seats.

2. Reference is also made to the news articles “Coelho Diniz Supermarket Chain Launches an Offensive Against GPA”, published on the Veja magazine website on February 16, 2025, and “Coelho Diniz Supermarket May Soon Take Control of Grupo Pão de Açúcar”, published on the Economic News Brasil portal on February 17, 2025, whose content is reproduced below:

Coelho Diniz Supermarket Chain Launches an Offensive Against GPA

An Attack on Pão de Açúcar

By Pedro Gil

February 16, 2025, 8:00 a.m.

Early this year, the controlling family of the Minas Gerais based Coelho Diniz supermarket chain began purchasing large volumes of Grupo Pão de Açúcar shares. They now hold 5 percent of GPA’s stock. The investment is being made by individual members of the Coelho Diniz family.

Coelho Diniz Supermarket May Soon Take Control of Grupo Pão de Açúcar

The controlling shareholders of the Coelho Diniz Supermarket Chain are expanding their position in Grupo Pão de Açúcar. With 5 percent of GPA’s shares, the family seeks to increase its influence in retail. Founded in 1992 and a standout in Minas Gerais, the chain is preparing for strategic changes. How will this affect consumers and investors?

Jackson Pereira Jr. | Published: February 17, 2025, 4:45 p.m.

The controlling family of the Minas Gerais based Coelho Diniz Supermarket Chain is boosting its stake in Grupo Pão de Açúcar (GPA) and could soon secure greater influence within the Company. Since the start of the year, they have been acquiring a significant volume of GPA shares and now hold 5 percent of the Company’s stock. The investment is being made by members of the Coelho Diniz family, in their individual capacity, as part of a strategy to expand their footprint in the retail sector.

Expansion in the Supermarket Market

The Coelho Diniz Supermarket Chain is one of the leading supermarket networks in Minas Gerais, operating in six cities: Governador Valadares, Ipatinga, Coronel Fabriciano, Caratinga, Manhuaçu, and Teófilo Otoni. Founded in 1992 by Hercílio Coelho Diniz and his family, the company has grown and now have more than 22 stores and a distribution center. With a solid growth record, it has been investing in expanding its presence in food retail. Acquiring shares in Grupo Pão de Açúcar is thus a strategic step to boost its influence in the sector.

 Corporate Structure of the Coelho Diniz Supermarket Chain

The current partners and managers of the Coelho Diniz Supermarket Chain are André Luiz Coelho Diniz, Fábio Coelho Diniz, and the company Irmãos CD Participações Ltda. Because of this, the structure reinforces the family-run management.

[...]

3. In light of the content of the news articles, particularly the highlighted excerpts, we request your statement regarding such news articles, informing:

a) whether you have any knowledge of the information reported in the aforementioned news articles and, if so, providing further details regarding the matter; and

b) whether you have received the notice referred to in the head provision of Article 12 of CVM Resolution No. 44/21 from the investors who are members of the Coelho Diniz family, given that they may constitute a group of shareholders acting in concert or representing the same interest and may have acquired a stake equal to or greater than 5% of a single class or type of shares.

4. Such statement shall include a copy of this Official Letter and must be filed via the Empresas.NET System, under the category “Comunicado ao Mercado” (Notice to the Market) and type “Esclarecimentos sobre questionamentos da CVM/B3” (Clarifications regarding CVM/B3 inquires).

5. We note that, pursuant to the head provision of Article 12 of CVM Resolution No. 44/21, the controlling shareholders, direct or indirect, and any shareholders who elect members to the board of directors or the fiscal council, as well as any individual or legal entity, or group of persons acting in concert or representing the same interest, that conducts relevant transactions must submit to the company the following information: I – their name and qualification, including their registration number in the National Registry of Legal Entities (CNPJ) or in the Registry of Individuals (CPF); II – the purpose of the stake held and the targeted amount, including, if applicable, a declaration that the transactions do not aim to alter the company’s control structure or governance framework; III – the number of shares and of other securities and derivative financial instruments that reference those shares, whether for physical or financial settlement, clearly indicating the quantity, class, and type of the underlying shares; IV – an indication of any agreement or contract governing the exercise of voting rights or the purchase and sale of securities issued by the company; and V – if the shareholder resides or is domiciled abroad, the name or corporate name and registration number in the CPF or CNPJ of the shareholder’s agent or legal representative in Brazil for the purposes of Article 119 of Law No. 6,404, of December 15, 1976.

6. Pursuant to paragraph 1st of the same article, a transaction is considered to be relevant if, through one or a series of transactions, the direct or indirect ownership interest of the persons mentioned in the article’s head provision either exceeds or falls below the thresholds of 5%, 10%, 15%, and so forth of any class or type of shares representing the capital stock of a publicly held company.

7. By order of the Superintendence of Relations with Companies, we hereby inform that this administrative authority, in the exercise of its legal powers and pursuant to item II of Article 9 of Law No. 6,385/76, and Article 7 combined with Article 8 of CVM Resolution No. 47/21, may impose a daily fine of BRL 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to meet the stated requirements by April 14, 2025.

Sincerely,

In this regard, the Company clarifies that, as disclosed in the Notice to Shareholders released today, in accordance with the deadline set by applicable regulations, it has received from its shareholders (i) Rafael Ferri and Startups BR Holding Ltda., who jointly hold shares representing 1.2% of the Company’s capital stock; (ii) André Luiz Coelho Diniz, holder of shares representing 1.02% of the Company’s capital stock; and (iii) Fábio Coelho Diniz, holder of shares representing 1.02% of the Company’s capital stock, requests to include, respectively, the candidates Rafael Ferri, André Luiz Coelho Diniz and Leandri Assis Campos in the Distance Voting Ballot (“DVB”) for the Extraordinary General Meeting called for May 5, 2025, so they may stand for the Company’s Board of Directors election under the cumulative voting process, if adopted.

With respect to item “a” of the Official Letter, the Company states that, aside from the information contained in the aforementioned Notice to Shareholders, it is not aware of any additional information related to the News Articles cited in the Official Letter.

Regarding item “b” of the Official Letter, the Company clarifies that it has not received from investors belonging to the Coelho Diniz family the notice referred to in the head provision of Article 12 of CVM Resolution No. 44/21.

Having provided the above clarifications, the Company reiterates its commitment to full compliance with the applicable disclosure rules and remains available to provide any further information that may be required.

São Paulo, April 14, 2025.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 14, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.